UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DDi Corp

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

233162304 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233162304	13G/A	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sankaty High Yield Asset Partners, L.P. EIN No.: 04-3395139
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

1,566,775 Shares*
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

1,566,775 Shares*
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,566,775 Shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.22%**
12.	TYPE OF REPORTING PERSON

PN

*	Includes 324,214 shares issuable upon the exercise of warrants which became exercisable on September 21, 2005 (“Exercisable Warrants”).
**	Percentage is calculated using as the numerator, the number of shares of Common Stock held by Sankaty High Yield Asset Partners, L.P. plus the Exercisable Warrants, and as the denominator, 127,890,122 shares of common stock, plus the Exercisable Warrants.

Page 2 of 14 Pages

CUSIP No. 233162304	13G/A	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sankaty High Yield Partners II, L.P EIN No.: 04-3490549
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

2,084,673 Shares*
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

2,084,673 Shares*
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,084,673 Shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.62%**
12.	TYPE OF REPORTING PERSON

PN

*	Includes 431,372 shares issuable upon the exercise of warrants which became exercisable on September 21, 2005 (“Exercisable Warrants”).
**	Percentage is calculated using as the numerator, the number of shares of Common Stock held by Sankaty High Yield Asset Partners, L.P. plus the Exercisable Warrants, and as the denominator, 127,890,122 shares of common stock, plus the Exercisable Warrants.

Page 3 of 14 Pages

CUSIP No. 233162304	13G/A	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sankaty High Yield Partners III, L.P. EIN No.: 04-3554845
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

2,084,673 Shares*
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

2,084,673 Shares*
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,084,673 Shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.62%**
12.	TYPE OF REPORTING PERSON

PN

*	Includes 431,372 shares issuable upon the exercise of warrants which became exercisable on September 21, 2005 (“Exercisable Warrants”).
**	Percentage is calculated using as the numerator, the number of shares of Common Stock held by Sankaty High Yield Asset Partners III, L.P. plus the Exercisable Warrants, and as the denominator, 127,890,122 shares of common stock, plus the Exercisable Warrants.

Page 4 of 14 Pages

CUSIP No. 233162304	13G/A	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sankaty Credit Opportunities, L.P. EIN No.: 51-0422167
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

6,452,579 Shares*
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

6,452,579 Shares*
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,452,579 Shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99%**
12.	TYPE OF REPORTING PERSON

PN

*	Includes 1,335,209 shares issuable upon the exercise of warrants which became exercisable on September 21, 2005 (“Exercisable Warrants”).
**	Percentage is calculated using as the numerator, the number of shares of Common Stock held by Sankaty Credit Opportunities, L.P. plus the Exercisable Warrants, and as the denominator, 127,890,122 shares of common stock, plus the Exercisable Warrants.

Page 5 of 14 Pages

CUSIP No. 233162304	13G/A	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Prospect Harbor Credit Partners, L.P. EIN No.: 20-0606486
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

789,748 Shares*
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

789,748 Shares*
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

789,748 Shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

.62%**
12.	TYPE OF REPORTING PERSON

PN

*	Includes 163,396 shares issuable upon the exercise of warrants which became exercisable on September 21, 2005 (“Exercisable Warrants”).
**	Percentage is calculated using as the numerator, the number of shares of Common Stock held by Prospect Harbor Credit Partners, L.P. plus the Exercisable Warrants, and as the denominator, 127,890,122 shares of common stock, plus the Exercisable Warrants.

Page 6 of 14 Pages

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is DDi Corp (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 1220 Simon Circle, Anaheim, CA 92806.

Item 2	(a).	Name of Person Filing

This statement is being filed on behalf of Sankaty High Yield Asset Partners, L.P, a Delaware limited partnership (“Sankaty I”), Sankaty High Yield Partners II, L.P., a Delaware limited partnership (“Sankaty II”), Sankaty High Yield Partners III, L.P., a Delaware limited partnership (“Sankaty III”), Sankaty Credit Opportunities, L.P., a Delaware limited partnership (“SCO”), and Prospect Harbor Credit Partners, L.P., a Delaware limited partnership (“PH”).

Sankaty High Yield Asset Investors, LLC (“Sankaty HIYA”), a Delaware limited liability company, is the general partner of Sankaty I. Sankaty Investors, LLC (“Sankaty Investors”), a Delaware limited liability company, is the managing member of Sankaty HIYA. Sankaty High Yield Asset Investors II, LLC (“Sankaty HIYA II”), a Delaware limited liability company, is the general partner of Sankaty II. Sankaty Investors II, LLC (“Sankaty Investors II”), a Delaware limited liability company, is the managing member of Sankaty HIYA II. Sankaty High Yield Asset Investors III, LLC (“Sankaty HIYA III”), a Delaware limited liability company, is the general partner of Sankaty III. Sankaty Investors III, LLC (“Sankaty Investors III”), a Delaware limited liability company, is the member of Sankaty HIYA III. Sankaty Credit Opportunities Investors LLC (“Sankaty Credit Investors”), a Delaware limited liability company, is the general partner of SCO. Sankaty Credit Member, LLC (“Sankaty Credit Member”) is the managing member of Sankaty Credit Investors. Prospect Harbor Investors LLC (“PHI”), a Delaware limited liability company is the general partner of PH. Sankaty Credit Member is the managing member of PHI. Mr. Jonathan S. Lavine is the managing member of each of Sankaty Investors, Sankaty Investors II, Sankaty Investors III and Sankaty Credit Member.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 18, 2006, a copy of which is filed with this Schedule G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of Sankaty I, Sankaty II, Sankaty III, SCO, and PH is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).	Citizenship

Each of Sankaty I, Sankaty II, Sankaty III , SCO, and PH is organized under the laws of the State of Delaware. Mr. Jonathan S. Lavine is a citizen of the United States of America.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is New Common Stock, par value $0.001 per share (“Common Stock”).

Page 7 of 14 Pages

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 233162304.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

		☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

As of the close of business on December 31, 2005, Sankaty I owned 1,566,775 shares of Common Stock of the Company (which includes 324,214 shares of Common Stock issuable upon the exercise of warrants). Sankaty HIYA is the general partner of Sankaty I. Sankaty Investors is the managing member of Sankaty HIYA. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors.

As of the close of business on December 31, 2005, Sankaty II owned 2,084,073 shares of Common Stock of the Company (which includes 431,372 shares of Common Stock issuable upon the exercise of warrants). Sankaty HIYA II is the general partner of Sankaty II. Sankaty Investors II is the managing member of Sankaty HIYA II. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors II.

As of the close of business on December 31, 2005, Sankaty III owned 2,084,073 shares of Common Stock of the Company (which includes 431,372 shares of Common Stock issuable upon the exercise of warrants). Sankaty HIYA III is the general partner of Sankaty III. Sankaty Investors III is the managing member of Sankaty HIYA III. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors III.

Page 8 of 14 Pages

As of the close of business on December 31, 2005, SCO owned 6,452,579 shares of Common Stock of the Company (which includes 1,335,209 shares of Common Stock issuable upon the exercise of warrants). Sankaty Credit Investors is the general partner of SCO. Sankaty Credit Member is the managing member of Sankaty Credit Investors. Mr. Jonathan S. Lavine is the managing member of Sankaty Credit Member.

As of the close of business on December 31, 2005, PH owned 789,748 shares of Common Stock of the Company (which includes 163,396 shares of Common Stock issuable upon the exercise of warrants). PHI is the general partner of PH. Sankaty Credit Member is the managing member of PHI. Mr. Jonathan S. Lavine is the managing member of Sankaty Credit Member.

No person other than the respective owner referred to herein of the shares of Common Stock of the Company is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4	(b).	Percent of Class

As of the close of business on December 31, 2005, Sankaty I owned 1.22% of the Common Stock outstanding of the Company, Sankaty II owned 1.62% of the Common Stock outstanding of the Company, Sankaty III owned 1.62% of the Common Stock outstanding of the Company, SCO owned 4.99% of the Common Stock outstanding of the Company, and PH owned 0.62% of the Common Stock outstanding of the Company. Together, as of the close of business on December 31, 2005, Sankaty I, Sankaty II, Sankaty III, SCO and PH owned 9.94% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by Sankaty I, Sankaty II, Sankaty III, SCO, and PH is based upon 127,890,122 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 2, 2005, based on representations made in the Company’s Form 10-Q for the quarter ending September 30, 2005, filed with the Securities and Exchange Commission on November 8, 2005.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

			Sankaty I	1,566,775[1]
			Sankaty II	2,084,673[2]
			Sankaty III	2,084,673[3]
			SCO	6,452,579[4]
			PH	789,748[5]

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of:

			Sankaty I	1,566,775[1]
			Sankaty II	2,084,673[2]
			Sankaty III	2,084,673[3]
			SCO	6,452,579[4]
			PH	789,748[5]

		(iv)	shared power to dispose or to direct the disposition of: 0

Page 9 of 14 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

[1]	Includes 324,214 Exercisable Warrants.
[2]	Includes 431,372 Exercisable Warrants.
[3]	Includes 431,372 Exercisable Warrants.
[4]	Includes 1,335,209 Exercisable Warrants.
[5]	Includes 163,396 Exercisable Warrants.

Page 10 of 14 Pages

Item 10. Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: May 18, 2006

SANKATY HIGH YIELD ASSET PARTNERS, L.P.

By:	Sankaty High Yield Asset Investors, LLC, its general partner
By:	Sankaty Investors, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY HIGH YIELD PARTNERS II, L.P.

By:	Sankaty High Yield Asset Investors II, LLC, its general partner
By:	Sankaty Investors II, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY HIGH YIELD PARTNERS III, L.P.

By:	Sankaty High Yield Asset Investors III, LLC, its general partner
By:	Sankaty Investors III, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

Page 11 of 14 Pages

SANKATY CREDIT OPPORTUNITIES, L.P.

By:	Sankaty Credit Opportunities Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

PROSPECT HARBOR CREDIT PARTNERS, L.P.

By:	Prospect Harbor Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

Page 12 of 14 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(2)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of such information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: May 18, 2006

SANKATY HIGH YIELD ASSET PARTNERS, L.P.

By:	Sankaty High Yield Asset Investors, LLC, its general partner
By:	Sankaty Investors, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY HIGH YIELD PARTNERS II, L.P.

By:	Sankaty High Yield Asset Investors II, LLC, its general partner
By:	Sankaty Investors II, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY HIGH YIELD PARTNERS III, L.P.

By:	Sankaty High Yield Asset Investors III, LLC, its general partner
By:	Sankaty Investors III, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

Page 13 of 14 Pages

SANKATY CREDIT OPPORTUNITIES, L.P.

By:	Sankaty Credit Opportunities Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

	By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

PROSPECT HARBOR CREDIT PARTNERS, L.P.

By:	Prospect Harbor Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

	By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

Page 14 of 14 Pages